Exhibit 99.1

VIRYANET LTD.

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

VIRYANET COMPLETES $2.5M CONVERTIBLE LOAN TRANSACTION

Strategic Convertible Financing From Institutional Investor

Southborough, Massachusetts — July 28, 2004 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has obtained a convertible loan in the amount of $2.5M from LibertyView Special Opportunities Fund, L.P. LibertyView Special Opportunities Fund, L.P. is managed by Neuberger Berman, LLC, a Lehman Brothers Company.

The convertible loan may be converted to Ordinary Shares at the discretion of LibertyView at any time during the term, using a fixed conversion price of $4.29, which represents a 20% premium to the average closing price for ViryaNet’s Ordinary Shares for the ten-day period ending on July 23, 2004. The convertible loan bears interest of 7.5%, payable quarterly in cash or Ordinary Shares, at the option of ViryaNet, and is for ten years. The lender has the option to request earlier repayment during fixed time periods, subject to certain conversion rights held by ViryaNet.

“We are pleased to receive the confidence of and support and strategic financing from a worldwide leader within the financial services industry,” said Samuel HaCohen, Chairman, ViryaNet. “This funding will be used to support our vision of attaining a dominant position within the evolving mobile workforce management sector, and to strengthen ViryaNet’s liquidity and financial flexibility, providing support for our strategic growth initiatives.”

The company has agreed to file a registration statement with the SEC covering the resale of the Ordinary Shares, which may be issued upon conversion of the convertible loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

VIRYANET LTD.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other service industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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